Filed by Novacea, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Novacea, Inc.

Commission File No: 000-51967

Contacts:

Transcept Pharmaceuticals, Inc. Michael Gill Director of Communications (510) 215-3575	The Ruth Group Investors / Media Stephanie Carrington / Jason Rando (646) 536-7017 / 7025 scarrington@theruthgroup.com jrando@theruthgroup.com

Transcept Pharmaceuticals Submits New Drug Application for Intermezzo®

for Treatment of Middle-of-the-Night Awakenings

Intermezzo® (zolpidem tartrate sublingual lozenge) developed to be the first sleep aid specifically for use in the middle of the night when patients awaken and have difficulty returning to sleep

Pt. Richmond, Calif., October 1, 2008: Transcept Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company, announced today that it has submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for its lead product candidate, Intermezzo® (zolpidem tartrate sublingual lozenge). Intermezzo® is a low dose, buffered, sublingual formulation of zolpidem intended to be the first prescription sleep aid to be indicated for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep.

The Intermezzo® NDA submission follows the successful completion of two Phase 3 clinical trials. The first Intermezzo® Phase 3 trial was a double-blind, placebo-controlled crossover sleep laboratory study of 82 patients, which Transcept believes to be among the largest reported sleep laboratory studies of its type. This objective study demonstrated that the Intermezzo® 1.75 mg and 3.5 mg doses, when used at the time of a middle of the night awakening, significantly shortened the time for patients to return to sleep as compared to placebo, and there was no evidence of next day residual sedative effects with either dose. Transcept believes that these are the lowest zolpidem doses that have been reported to be statistically superior to placebo in producing sleep. When patients used the 3.5 mg dose, the study also indicated statistically significant improvements in total sleep time, sleep efficiency, subjective number of post-dose awakenings, sleep quality, level of refreshed sleep, and next day ability to function.

The second Phase 3 clinical trial was a double-blind, placebo-controlled outpatient study in which 294 patients used either Intermezzo® 3.5 mg or placebo at home, at the time they awakened in the middle of the night and had difficulty returning to sleep. This Phase 3 clinical trial also met its primary endpoint of significantly reducing the time required for the patient to return to sleep versus placebo. After dosing and returning to sleep, patients in the outpatient study who were randomized to Intermezzo® also reported fewer subsequent awakenings and less time awake during the remainder of the night. There was no evidence of next day residual sedative effects after middle of the night use of Intermezzo® versus placebo.

Glenn A. Oclassen, President and Chief Executive Officer of Transcept, commented, “The submission of the Intermezzo® NDA achieves a key milestone for the Transcept team and advances our efforts to gain FDA approval for Intermezzo® as the first sleep aid developed specifically to be used in the middle of the night when patients awaken and have difficulty returning to sleep. This NDA submission is the latest in a series of transformative events for Transcept, which have recently included our execution of a definitive merger agreement with Novacea, Inc. Assuming that this proposed merger closes near the end of 2008, Transcept is expected to begin 2009 with an estimated cash balance of $88 to $92 million, which we believe will enable us to carry out our plan to successfully commercialize Intermezzo®.”

Middle of the Night Awakenings & Intermezzo®

According to a recent independent study, conducted by Dr. Maurice Ohayon of the Stanford Sleep Epidemiology Research Center, middle of the night awakening is the most frequently reported insomnia symptom. This study estimates that 35% of American adults experience a middle of the night awakening at least three times per week (Journal of Psychiatric Research, in press).

All of the most commonly prescribed sleep aids are designed to produce approximately seven to eight hours of sleep, and can be expected to cause residual sedative effects the next morning if used in the middle of the night with less than eight hours of time remaining in bed. The rapidly absorbed, lower zolpidem dose used in Intermezzo® has been developed to treat middle of the night awakenings, to be taken as needed at the time they occur.

Intermezzo® (zolpidem tartrate sublingual lozenge) employs the proprietary Transcept Bimucoral® technology in a mint-flavored, sublingual lozenge formulated to dissolve under the tongue in approximately two minutes. A bioavailability study has demonstrated that, despite the fact that Intermezzo® 3.5 mg contains only about one-third the dose of zolpidem as compared to an Ambien® 10 mg tablet, Intermezzo® achieved significantly higher overall bioavailability in the first 10 to 20 minutes after administration when compared to the higher Ambien® dose.

About the Proposed Transcept and Novacea Merger

On September 2, 2008, Transcept Pharmaceuticals, Inc. and Novacea, Inc. (Nasdaq: NOVC) entered into a definitive merger agreement under which Novacea will merge with Transcept in an all-stock transaction. Further information on the merger agreement is available in the last section of this press release, entitled “Additional Information about the Merger and Where to Find It.”

About Transcept Pharmaceuticals

Transcept Pharmaceuticals is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. Phase 3 clinical trials have been completed for Intermezzo® and Transcept submitted an NDA to the FDA via the 505(b)(2) pathway on September 30, 2008.

For further information, please visit the company’s website at: www.transcept.com.

About Novacea

Novacea, Inc. is a biopharmaceutical company that had been focused on in-licensing, developing and commercializing novel cancer therapies. Novacea has two product candidates, including Asentar™, which had been in a Phase 3 clinical trial for androgen-independent prostate cancer, and AQ4N, a hypoxia-activated prodrug. There are currently no clinical trials planned or underway for either candidate.

Safe Harbor

This press release contains forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995 (the “Act”). Transcept and Novacea disclaim any intent or obligation to update these forward-looking statements, and claim the protection of the Safe Harbor for forward-looking statements contained in the Act. Examples of such statements include, but are not limited to, the expected timing of closing the merger, the expected cash balance of the combined entity as of the closing, the sufficiency of post closing cash to fund development of Intermezzo® through planned commercialization and the potential markets and expected benefits of Transcept product candidates. Such statements are based on management’s current expectations, but actual results may differ materially due to various risks and uncertainties, including, but not limited to, failure of Novacea stockholders to approve the merger; Novacea or Transcept inability to satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated; the rates of use of Transcept and Novacea cash and cash equivalents prior to the closing of the merger; positive results in clinical trials may not be sufficient to obtain FDA approval; physician or patient reluctance to use Intermezzo®, if approved; potential alternative therapies; maintaining adequate patent or trade secret protection without violating the intellectual property rights of others; and other difficulties or delays in, obtaining regulatory approval, market acceptance and commercialization of Intermezzo®; and the advantages of Intermezzo®.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Transcept and Novacea. In connection with the transaction, Novacea will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Novacea and Transcept. Investors and security holders of Novacea and Transcept are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Novacea, Transcept and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Novacea with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Novacea by contacting Novacea Investor Relations by e-mail at IR@novacea.com or by telephone at (650) 228-1800. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Novacea and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Novacea and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.

Intermezzo® and Bimucoral® are registered trademarks of Transcept Pharmaceuticals, Inc. and Ambien® and Ambien CR® are registered trademarks of Sanofi-Aventis.